UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.07

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Amir Efrati

Brosh Capital Partners L.P.

4 Ariel Sharon Street

Givataim, Israel

+972-77-3206050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 27, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Brosh Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		453,863
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

453,863
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

453,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		487,048
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

487,048
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

487,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		41,071
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,071
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,071
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Ester Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		41,060
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

41,060
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		569,179
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

569,179
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

569,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M1492T105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). On April 9, 2018, the Reporting Persons filed a statement on Schedule 13G pursuant to Rule 13d-1(c) of the Exchange Act. As a result of certain correspondence sent by the Reporting Persons, as described in Item 4, the Reporting Persons are transitioning back to a Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value of NIS 0.07 (the “Shares”), of Arcturus Therapeutics Ltd., an Israeli corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10628 Science Center Drive, Suite 200, San Diego, California 92121.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i)	Brosh Capital Partners L.P., a Cayman Islands limited partnership (“Brosh”);
(ii)	Exodus Management Israel Ltd., an Israeli corporation, which serves as the general partner of Brosh (“Exodus GP”) and as portfolio manager for a certain managed account (the “Exodus Managed Account”);
(iii)	Amir Efrati, who serves as the portfolio manager of each of Brosh and Exodus GP, and as the sole director and officer of Exodus GP;
(iv)	Aharon Biram; and
(v)	Ester Deutsch.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)The address of the principal office of each of the Reporting Persons is 4 Ariel Sharon Street, Givataim, Israel.

(c)The principal business of Brosh is investing in securities. The principal business of Exodus GP is serving as the general partner of Brosh and as a portfolio manager for the Exodus Managed Account. The principal occupation of Mr. Efrati is serving as the portfolio manager of each of Brosh and Exodus GP. The principal occupation of Mr. Biram is serving as the chairman of Sunflower Sustainable Investments Ltd. and as a private investor. The principal occupation of Ms. Deutsch is a medical doctor.

(d)No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

7

CUSIP NO. M1492T105

(f)Messrs. Efrati and Biram and Ms. Deutsch are citizens of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Brosh and the Shares held in the Exodus Managed Account, were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 453,863 Shares owned directly by Brosh is approximately $2,677,792, excluding brokerage commissions. The aggregate purchase price of the 33,185 Shares held in the Exodus Managed Account is approximately $195,792, excluding brokerage commissions. The Shares purchased by Mr. Biram were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 41,071 Shares owned directly by Mr. Biram is approximately $242,319, excluding brokerage commissions. The Shares purchased by Ms. Deutsch were purchased with personal funds, in open market purchases, except as otherwise noted in Schedule A, which is incorporated herein by reference. The aggregate purchase price of the 41,060 Shares owned directly by Ms. Deutsch is approximately $242,254, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On April 27, 2018, certain of the Reporting Persons sent a letter to the Israeli Court expressing their opposition to a transaction they believe the Board of Directors of the Issuer has been pursuing.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

8

CUSIP NO. M1492T105

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,691,945 Shares outstanding, as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on February 5, 2018.

A.	Brosh
(a)	As of the close of business on April 30, 2018, Brosh directly beneficially owns 453,863 Shares.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 453,863
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 453,863

(c)	The transactions in the Shares by Brosh during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Brosh, Exodus GP may be deemed to beneficially own the (i) 453,863 Shares beneficially owned by Brosh and (ii) 33,185 Shares held in the Exodus Managed Account.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 487,048
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 487,048

(c)	The transactions in the Shares by Exodus GP through the Exodus Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Mr. Biram
(a)	As of the close of business on April 30, 2018, Mr. Biram beneficially owned 41,071 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 41,071
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 41,071

(c)	The transactions in the Shares by Mr. Biram during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
9

CUSIP NO. M1492T105

D.	Ms. Deutsch
(a)	As of the close of business on April 30, 2018, Ms. Deutsch beneficially owned 41,060 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 41,060
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 41,060

(c)	The transactions in the Shares by Ms. Deutsch during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of each of Brosh and Exodus GP and because of that certain Power of Attorney Agreement between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the: (i) 453,863 Shares owned by Brosh; (ii) 33,185 Shares held in the Exodus Managed Account; (iii) 41,071 Shares owned by Mr. Biram and (iv) 41,060 Shares owned by Ms. Deutsch.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 569,179
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 569,179

(c)	Mr. Efrati has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares by Brosh during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)No person, other than the Reporting Persons and the Exodus Managed Account, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)Not applicable.

10

CUSIP NO. M1492T105

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 30, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Brosh Capital Partners L.P., Exodus Management Israel Ltd., Amir Efrati, Aharon Biram and Ester Deutsch, dated April 30, 2018.

11

CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2018

BROSH CAPITAL PARTNERS L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Ester Deutsch

12

CUSIP NO. M1492T105

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased/(Sold)	Price [U.S. $]

BROSH CAPITAL PARTNERS L.P.

Purchase of Ordinary Shares	14/03/2018	20,000*	6.00
Purchase of Ordinary Shares	29/03/2018	2,001*	5.60
Purchase of Ordinary Shares	04/04/2018	4,750*	5.17
Purchase of Ordinary Shares	26/04/2018	6,710	5.10
Purchase of Ordinary Shares	27/04/2018	100	5.02

Exodus Management Israel Ltd

Purchase of Ordinary Shares	13/03/2018	8,000*	6.00

Aharon Biram

Purchase of Ordinary Shares	13/03/2018	10,000*	6.00

Ester Deutsch

Purchase of Ordinary Shares	13/03/2018	10,000*	6.00

* Represents Shares that were included in the Reporting Persons’ beneficial ownership reported in the Schedule 13G filed on April 9, 2018.